EXHIBIT 20


                                NEWS RELEASE
                        ENERGY SERVICE COMPANY, INC.

     2700 Fountain Place  *  1445 Ross Avenue  *  Dallas, Texas 75202-2792
       Tel: (214) 922-1500  *  Fax: (214) 855-0080  *  Telex:  163518

___________________________________________________________________________

Contact:  Richard A. LeBlanc
          (214) 922-1500
___________________________________________________________________________


        ENERGY SERVICE COMPANY, INC. ADOPTS STOCKHOLDER RIGHTS PLAN


     Dallas,  Texas, February  23,  1995....Energy  Service  Company,  Inc.
("ENSCO") announced today that its Board of Directors adopted a Stockholder Rights Plan in which rights will be distributed as a dividend at the rate of one Right for each share of common stock, par value $0.10 per share, of the Company held by stockholders of record as of the close of business on March 6, 1995. The Rights Plan is designed to deter certain types of unfair takeover tactics and to prevent an acquiror from gaining control of the Company without offering a fair price to all of the Company's stockholders. The Rights will expire on February 21, 2005.

     Each Right initially will entitle stockholders to buy one unit of a share of preferred stock for $50.00. The Rights will be exercisable only if a person or group acquires beneficial ownership of 15 percent or more of the Company's common stock or commences a tender or exchange offer upon consummation of which such person or group would beneficially own 15 percent or more of the Company's common stock.

     The Stockholder Rights Plan was adopted to protect the interests of all the Company's stockholders and to help ensure that they receive fair treatment in the event of a takeover attempt. The Rights Plan is not intended to prevent an acquisition of the Company for a full and fair price in a transaction that is in the best interest of the Company and its stockholders. The Rights Plan was not adopted in response to any effort to acquire control of the Company, and the Company's board is not aware of any such effort.

     If any person becomes the beneficial owner of 15 percent or more of the Company's common stock, then each Right not owned by the 15 percent-or-more stockholder or related parties will entitle its holder to purchase, at the Right's then current exercise price, shares of the Company's common stock (or in certain circumstances cash, property, or other securities)
having  a  value of  twice the  Right's then  current  exercise price.   In
addition, if after any person has become a 15 percent-or-more stockholder, Energy Service Company, Inc. is involved in a merger or other business combination transaction with another person in which the Company does not
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survive  or in which its common stock  is changed or exchanged, or sells 50 percent or more of its assets or earning power to another person, each Right not owned by the 15 percent-or-more stockholder or related parties will entitle its holder to purchase, at the Right's then current exercise price, shares of common stock of such other person having a value of twice the Right's then current exercise price.

     At any time after a person acquires 15 percent or more of the Company's common stock and prior to the earlier of the time (i) the Company is involved in a merger or other business combination transaction with another person in which the Company does not survive or in which its common stock is changed or exchanged, (ii) the Company sells 50 percent or more of its assets or earning power to another person, or (iii) any person becomes the owner of 50 percent or more of the Company's common stock, the Company may exchange each Right (other than Rights owned by the 15 percent-or-more stockholder which shall have become void) for a number of shares of common stock of the Company (or in certain circumstances preferred stock of the Company) having a value equal to the difference between the market value of the shares of common stock receivable upon exercise of the Rights and the exercise price of the Right.

     The Company will generally be entitled to redeem the Rights at $0.01 per Right at any time until ten days following a public announcement that a 15 percent position has been acquired.

     Details of the Stockholder Rights Plan are outlined in a letter which will be mailed to all stockholders.

     ENSCO, headquartered in Dallas, Texas, is engaged in providing contract drilling and related logistical and technical services to the international petroleum industry. ENSCO's common stock trades on the American Stock Exchange (ESV).
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